Exhibit 99.1

GAUZY LTD.

(Nasdaq: GAUZ)

August 17, 2026

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Special Meeting”) of Gauzy Ltd. (“Gauzy” or the “Company”), to be held at the Company’s offices at 14 Hathiya Street, Tel Aviv 6816914, Israel on August 31, 2026, at 10:00 a.m., Israel time.

At the Special Meeting, the Company’s shareholders will be asked to consider and vote on a proposal to authorize the Board of Directors to, at any time prior to December 31, 2027, effect one or more reverse share splits of the Company’s ordinary shares, as more fully described in the enclosed Notice of Special General Meeting of Shareholders and Proxy Statement. Our Board of Directors unanimously recommends that you vote “FOR” the proposal listed in the enclosed Notice.

Whether or not you plan to attend the Special Meeting, it is important that your shares be represented and voted at the Special Meeting. Accordingly, after reading the enclosed Notice and Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or, if you hold your shares in street name, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Maintaining the Company’s listing on the Nasdaq Global Market is a condition precedent to the Company’s proposed Debt Settlement and PIPE financing transaction of $7,000,000, which is essential to the Company’s continued operations and its proposed debt settlement. Your vote is therefore critically important.

We look forward to greeting as many of you as can attend the Special Meeting.

Sincerely,

/s/ Eyal Peso
Eyal Peso
Chief Executive Officer and Chairman of the Board

GAUZY LTD.

Notice of Special General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders (the “Special Meeting”) of Gauzy Ltd. (“Gauzy” or the “Company”) will be held on August 31, 2026, at 10:00 a.m., Israel time, at the Company’s offices at 14 Hathiya Street, Tel Aviv 6816914, Israel.

The Special Meeting is being called for the following purpose:

1.	To authorize the Board of Directors of the Company (the “Board”) to, at any time prior to December 31, 2027, effect one or more reverse share splits of the Company’s ordinary shares, no par value (“Ordinary Shares”), at an aggregate ratio in the range of 1-for-2 to 1-for-1,000, with the exact ratio and effective date of any reverse share split to be determined by the Board, and to approve related amendments to the Company’s Amended and Restated Articles of Association and Memorandum of Association, including reducing the Company’s authorized share capital in proportion with the reverse share split ratio (the “Proposal”).

The foregoing Proposal is described in detail in the enclosed proxy statement (the “Proxy Statement”), which we urge you to read in its entirety.

Our Board of Directors unanimously recommends that you vote “FOR” the above Proposal.

Only shareholders of record at the close of business on August 18, 2026 (the “Record Date”) will be entitled to notice of, and to vote at, the Special Meeting, or any adjournment or postponement thereof.

The Proxy Statement, along with a proxy card enabling shareholders to indicate their vote on the matter presented at the Special Meeting, is included with this Notice and is being mailed on or about August 17, 2026, to all shareholders entitled to vote at the Special Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the SEC’s website at www.sec.gov.

Signed proxy cards must be received by VStock Transfer LLC at 8 Lafayette Place, Woodmere, NY 11598, or at our registered office, no later than forty-eight (48) hours before the time fixed for the Special Meeting in order for the proxy to be qualified to participate in the Special Meeting.

Whether or not you plan to attend the Special Meeting, it is important that your shares be represented and voted at the Special Meeting. Accordingly, after reading the Notice and Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, or if you hold your shares in street name, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

By Order of the Board of Directors,

/s/ Eyal Peso
Eyal Peso
Chief Executive Officer and Chairman of the Board

Tel Aviv, Israel

August 17, 2026

GAUZY LTD.

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE SPECIAL MEETING

Q:	When and where is the Special General Meeting of Shareholders being held?

A:	The Special Meeting will be held on August 31, 2026, at 10:00 a.m. Israel time, at the Company’s offices at 14 Hathiya Street, Tel Aviv 6816914, Israel.

Q:	Who can attend the Special Meeting?

A:	Any shareholder may attend. Proof of ownership of the Company’s shares as of August 18, 2026 (the “Record Date”) and the date of the Special Meeting, as well as a form of personal photo identification, must be presented in order to be admitted to the Special Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Special Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of the Company’s ordinary shares, no par value each (the “Ordinary Shares”) at the close of business on the Record Date” are entitled to vote at the Special Meeting.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:	You may vote by Internet. If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. You may vote by mail by completing your proxy card and returning it in the enclosed, prepaid, and addressed envelope. You may vote in person by attending the Special Meeting. If your shares are held in “street name,” you must first obtain a signed proxy from your bank, broker or other nominee in order to vote at the Special Meeting.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	If your shares are registered directly in your name with the Company’s transfer agent, VStock Transfer, LLC, you are the shareholder of record. If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. As the beneficial owner, you have the right to direct how to vote your shares but may not vote in person unless you first obtain a “legal proxy” from your nominee.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Special Meeting by: (i) delivering a written notice of revocation to the Secretary of the Company; (ii) delivering a new proxy card bearing a later date; or (iii) attending the Special Meeting and voting in person. If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

ABOUT THE VOTING PROCEDURE AT THE SPECIAL MEETING

Q:	What constitutes a quorum?

A:	Based on the Company’s Amended and Restated Articles of Association, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least 25% of the voting power of the Company. Abstentions and broker non-votes will be counted for quorum purposes but will not be treated as votes “for” or “against” any matter.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Special Meeting will be adjourned to the following day, at the same time and place, or to such day and at such time and place as the Chairperson of the Special Meeting may determine. At such adjourned Special Meeting, the presence of any number of shareholders in person or by proxy, regardless of the voting power represented by them, will constitute a quorum.

Q:	How will votes be counted?

A:	Each outstanding Ordinary Share is entitled to one vote. The Company’s Amended and Restated Articles of Association do not provide for cumulative voting.

Q:	What vote is required to approve the Proposal?

A:	The Proposal requires that a simple majority of the Ordinary Shares voted in person or by proxy at the Special Meeting on the Proposal be voted “FOR” the adoption of the Proposal.

Q:	Where do I find the voting results of the Special Meeting?

A:	We plan to announce preliminary voting results at the Special Meeting and to report the final voting results shortly following the Special Meeting in a Report of Foreign Private Issuer on a Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies?

A:	The Company will bear the costs of solicitation of proxies for the Special Meeting. In addition to solicitation by mail, directors, officers, and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries, and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Special Meeting and this proxy statement will be available on the SEC’s website at www.sec.gov. The contents of any website referenced herein are not a part of this proxy statement, and the inclusion of any website address in this proxy statement is an inactive textual reference only.

SHARES OUTSTANDING

As of August 18, 2026, the Company had 22,987,632 Ordinary Shares outstanding. VStock Transfer, LLC is the transfer agent and registrar for the Company’s Ordinary Shares.

PROPOSAL 1

APPROVAL OF ONE OR MORE REVERSE SHARE SPLITS

Background and Reasons for the Reverse Share Split

Gauzy Ltd. (“Gauzy” or the “Company”) is a developer of smart-glass and light- and vision-control technologies, including Smart Glass, SPD, PDLC, and ADAS solutions. The Company was incorporated in Israel and its ordinary shares trade on the Nasdaq Global Market under the symbol “GAUZ.” The Company’s principal offices are located at 14 Hathiya Street, Tel Aviv 6816914, Israel. For the fiscal year ended December 31, 2024, the Company reported consolidated revenue of approximately $104 million. Gauzy’s initial public offering and listing on the Nasdaq Global Market occurred in June 2024.

The Company’s smart-glass products are delivered to leading global OEMs and Tier 1 suppliers primarily in the automotive, aeronautics, and architectural markets through long-term contracts. The Company’s strategic customers include, among others, Jaguar Land Rover, MAN, IVECO, Ford, McLaren, Ferrari, Airbus, Boeing, Air France, FlyDubai, HondaJet, Embraer, Mercedes-Benz, and Yutong.

The Company has received notifications from the Nasdaq Stock Market LLC (“Nasdaq”) regarding non-compliance with certain continued listing requirements. Specifically, the Company received notification of non-compliance with Nasdaq Listing Rule 5450(a)(1), which requires a minimum closing bid price of $1.00 per share for the Company’s Ordinary Shares. The Company’s Ordinary Shares have been trading below $1.00 per share.

In addition, the Company is not currently in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the SEC. The Company has not timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”). On April 30, 2026, the Company filed Form NT 20-F stating it was unable to file the Annual Report in a timely manner. The Company publicly disclosed the non-compliance notification in a press release and Form 6-K filed with the SEC on May 26, 2026.

The Company has faced significant financial and operational challenges that have contributed to the delayed filing of the Annual Report, including insolvency-related proceedings in France, Germany and Israel, a Nasdaq bid price deficiency, and the need to restructure its outstanding indebtedness. As of the date of this Proxy Statement, the Company’s aggregate scheduled indebtedness is approximately $81,000,000, owed to approximately ten principal creditor groups, including Orion Infrastructure Capital (“OIC”), Bank Mizrahi-Tefahot Ltd., financial institutions, Israeli, French and German trade suppliers, French tax and social charges authorities, the Israel Tax Authority, the National Insurance Institute, employees, and additional U.S. and international trade suppliers and service providers.

French Rehabilitation Proceedings

As the Company reported in its Form 6-K filed on November 14, 2025, three of the Company’s French subsidiaries, Gauzy SAS, Safety Tech SAS, and Vision Systems SAS entered rehabilitation judiciary proceedings (court-supervised reorganization) before the Lyon Commercial Court (Tribunal des affaires économiques) on November 13, 2025. On March 10, 2026, a public tender for buyers for each of the three companies’ assets was opened in connection with those proceedings. As a result, the Commercial Court of Lyon ruled on May 19, 2026 that the assets of Vision Systems SAS and certain assets of Gauzy SAS would, as from the date of the ruling, be granted to, and operated by the winner of the public tender, Clayens Genas, pending the effective transfer of ownership which shall only occur upon execution of transfer agreements which have yet to happen. An appeal has been filed by Vision Systems and Gauzy SAS against the decision to grant the assets before the Court of Appeal of Lyon. This appeal is set to be heard on September 17, 2026.

On July 2, 2026, the Commercial Court of Lyon decided to extend the observation period of Safety Tech SAS to November 13, 2026, and the launch of a new public tender for buyers for Safety Tech and certain assets of Gauzy SAS. Safety Tech management has indicated its intent to concurrently file a continuation plan for Safety Tech with a view to obtain support from investors to finance such plan.

Israeli Insolvency Proceedings and Proposed Debt Settlement

Certain former employees of the Company filed an application for an order for commencement of insolvency proceedings in Israel. In response, the Company’s management and Board of Directors proposed a debt settlement (the “Settlement”) filed pursuant to Sections 322–348 of the Israeli Insolvency and Economic Rehabilitation Law, 5778–2018 (the “Insolvency Law”), in the District Court of Tel Aviv-Jaffa (the “Court”). The Settlement was filed outside the framework of a proceedings-opening order and contemplates the full repayment of all allowed creditor claims through two alternative mechanisms.

The Settlement provides for 100% recovery of senior secured creditor claims through two alternative tracks: (a) first upon an exit event (sale, merger, secondary public offering or other transaction) yielding aggregate consideration exceeding $330 million, all scheduled debt is to be repaid in full from transaction proceeds; or (b) to the extent the Company achieves operating profitability before an exit event, the Company shall pay its creditors 25% of each fiscal year’s net profit (determined under U.S. GAAP), commencing with the first profitable year and continuing until all debt is repaid. The Settlement preserves a statutory priority waterfall among creditor classes, with OIC and Bank Mizrahi-Tefahot Ltd. as senior secured creditors paid first, followed by employees, the Israel Tax Authority and National Insurance Institute, trade suppliers, and additional international suppliers and service providers.

The Settlement requires approval by a double majority: more than 51% of voting creditors by number and more than 75% by value, followed by confirmation by the Court under Section 330 of the Insolvency Law. As of the date of this Proxy Statement, the Settlement remains subject to creditor approval and Court confirmation.

Committed PIPE Financing

In connection with the Settlement, the Company entered into a binding term sheet for a $7,000,000 private investment in public equity (“PIPE”) transaction. The PIPE investment is proposed to be structured as a management buy-out led by the Company’s Founder, Chief Executive Officer and Chairman of the Board, Eyal Peso, together with other executive managers and key employees, contingent upon additional funding being provided by key investors led by Chutzpah Holdings LP (collectively, the “Investors” and the “Lenders”). The PIPE is conditioned upon approval by the required majority of creditors or confirmation by the Court of the proposed Settlement.

The proceeds of the PIPE investment will be used to fund: (i) Stage 1 and Stage 2 interim payments to Settlement creditors, including 100% of all outstanding Israeli and U.S. wages and social contributions owed to current and former employees (payable within 30 days of the investment being fully funded); (ii) general working capital; (iii) professional fees directly related to the Settlement and the investment; and (iv) repayment of $1,000,000 of December 2025 salaries financing.

Among the conditions precedent to closing of the PIPE investment, the Company’s ordinary shares must remain listed on the Nasdaq Global Market and the Company must remain current in its SEC reporting obligations, including the filing of the Annual Report on Form 20-F (or the Company must have obtained any necessary exception or extension period from the applicable regulator(s)). Accordingly, the Company’s ability to maintain its Nasdaq listing through the reverse share split is directly tied to the consummation of the PIPE investment and the successful implementation of the Settlement, both of which are essential to the Company’s continued operations and the interests of its shareholders and creditors.

Nasdaq Compliance Plans

In July 2026, the Company submitted a compliance plan to Nasdaq requesting that Nasdaq exercise its discretion to grant an extension of 180 calendar days (to November 11, 2026) for the Company to regain compliance with Listing Rule 5250(c)(1) by filing the Annual Report. In August 2026, the Company submitted a follow-up letter to Nasdaq providing additional information regarding the status of the audit and the Company’s projected timeline for completing the Annual Report. The Company is working to prepare and file its Annual Report as quickly as possible in order to regain compliance with Listing Rule 5250(c)(1).

The Company is also evaluating all available options to regain compliance with the minimum $1.00 bid price requirement under Listing Rule 5450(a)(1), including the reverse share split that is the subject of this Proposal.

Reasons for the Reverse Share Split

The Board of Directors believes that a reverse share split is necessary to regain compliance with Nasdaq’s minimum bid price requirement and maintain the Company’s listing on the Nasdaq Global Market. Maintaining the Nasdaq listing is: (i) a condition precedent to the closing of the $7,000,000 PIPE financing; (ii) essential to the successful implementation of the proposed Settlement; and (iii) critical to the Company’s continued operations, access to capital markets, and the interests of its shareholders and creditors.

In addition, the Board believes that a higher per-share price resulting from a reverse share split would make the Company’s Ordinary Shares more attractive to a broader range of investors, including professional investors and institutional investors who may be subject to internal policies or regulatory requirements prohibiting or discouraging investment in lower-priced securities.

Purpose and Effect of Reverse Share Split

We believe that a reverse share split is advisable in order to increase the market price per share of our Ordinary Shares, make our Ordinary Shares more attractive to a broader range of investors, and enable the market price of our shares to be safely above Nasdaq’s minimum bid price requirement.

Our Board intends to effect a reverse share split only if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the trading price of our Ordinary Shares or is necessary to continue our listing on the Nasdaq Global Market.

The principal effects of a reverse share split would be that:

●	the per-share exercise price of any outstanding stock options would be increased proportionately and the number of Ordinary Shares issuable upon the exercise of such awards would be reduced proportionately, and the number of shares issuable under outstanding restricted share units, restricted share awards and all other outstanding equity-based awards would be reduced proportionately to maintain the intrinsic value of such awards;

●	the number of Ordinary Shares authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments will be made under the equity plans to reflect the reverse share split;

●	the exercise, exchange or conversion price of all other outstanding securities (including warrants) that are exercisable or exchangeable for or convertible into Ordinary Shares would be proportionately adjusted to maintain the intrinsic value of such securities and the number of Ordinary Shares issuable upon such exercise, exchange or conversion would be proportionately adjusted;

●	a reverse share split would likely increase the number of shareholders who own odd lots (less than 100 shares), which may be more difficult to sell; and

●	after the effective time of a reverse share split, the Ordinary Shares would have a new CUSIP number.

After a reverse share split, all Ordinary Shares would continue to have the same voting rights and rights to any dividends or other distributions by the Company.

Board Discretion to Determine Reverse Share Split Ratio

We are seeking approval of the shareholders to authorize the Board to, at any time prior to December 31, 2027, effect one or more reverse share splits of our outstanding Ordinary Shares, at an aggregate ratio in the range of 1-for-2 to 1-for-1,000, with the exact ratio and effective date of any reverse share split to be determined by our Board, and to amend our Amended and Restated Articles of Association by reducing the Company’s authorized share capital in proportion with the reverse share split ratio.

Our Board has requested that shareholders approve an aggregate reverse share split ratio range, as opposed to approval of a specific reverse share split ratio, in order to give our Board the required discretion and flexibility to determine such parameters based upon, among other factors:

●	the per share price of our Ordinary Shares immediately prior to any reverse share split;

●	the expected stability of the per share price of our Ordinary Shares following a reverse share split;

●	the trading price and trading volume of our Ordinary Shares;

●	the marketability and liquidity of our Ordinary Shares;

●	the urgency of regaining compliance with Nasdaq Listing Rule 5450(a)(1); and

●	prevailing market, business and economic conditions at the time.

We believe that granting our Board the authority to set the aggregate ratio for one or more reverse splits is essential because it allows us to take these factors into consideration and to react to changing market conditions. If the Board chooses to implement one or more reverse share splits within the proposed range, no further action on the part of the shareholders will be required. Following such determination by our Board, we will issue a press release announcing the effective date of any reverse share split and amend our Amended and Restated Articles of Association to effect such reverse share split.

Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor), no certificates or scrip representing fractional Ordinary Shares will be issued upon consummation of a reverse share split, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of our Ordinary Shares. All fractional shares to which a shareholder would be entitled will be rounded down to the nearest whole number.

Tax Consequences of a Reverse Share Split

Israeli Tax Law

Generally, a reverse share split will not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any shares that would otherwise constitute fractional shares (but see above under “Fractional Shares”). The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to a reverse share split, and the holding period of the new Ordinary Shares after a reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of a reverse share split.

U.S. Federal Income Tax

The following summary describes certain U.S. federal income tax consequences relating to a reverse share split for U.S. Holders (as defined below). This summary addresses only the U.S. federal income tax consequences to U.S. Holders that hold their Ordinary Shares as capital assets. This summary does not discuss all tax considerations that may be relevant to U.S. Holders and does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation: banks, financial institutions or insurance companies; brokers, dealers or traders in securities; tax-exempt entities; certain former citizens or long-term residents of the United States; persons that received our securities as compensation; persons that hold our securities as part of a hedging, integrated or conversion transaction; partnerships or other pass-through entities; persons whose functional currency is not the U.S. Dollar; or persons that own 10.0% or more of the voting power or value of our Ordinary Shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that, for United States federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of a reverse share split.

A reverse share split is intended to be treated as a recapitalization for U.S. federal income tax purposes. Therefore, in general, subject to the discussion regarding passive foreign investment company (“PFIC”) status below, a U.S. Holder will not recognize any gain or loss for U.S. federal income tax purposes as a result of a reverse share split. In the aggregate, a U.S. Holder’s tax basis in its post-reverse share split shares generally will equal the U.S. Holder’s tax basis in its pre-reverse share split shares, and the holding period of the post-reverse share split shares will include the holding period of the pre-reverse share split shares.

Pursuant to Section 1291(f) of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f), but they have not been finalized. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) to a reverse share split. Because PFIC status is determined annually and is based on the Company’s income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether the Company will be characterized as a PFIC for any particular taxable year. U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules to a reverse share split.

Implementation of a Reverse Share Split

Beneficial Holders of Shares

Banks, brokers, custodians or other nominees will be instructed to effect any reverse share split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have their own procedures for processing a reverse share split. If a shareholder holds Ordinary Shares with a bank, broker, custodian or other nominee and has any questions in this regard, such shareholder is encouraged to contact their bank, broker, custodian or other nominee.

Registered “Book-Entry” Holders of Shares

Our registered shareholders may hold some or all of their Ordinary Shares electronically in book-entry form. These shareholders will not have share certificates evidencing their ownership. If a shareholder holds registered Ordinary Shares in a book-entry form, the shareholder does not need to take any action to receive their Ordinary Shares post-reverse-split in registered book-entry form. Such a shareholder will automatically be sent a transaction statement at the shareholder’s address of record as soon as practicable after a reverse share split indicating the whole number of Ordinary Shares held.

Holders of Certificated Shares

Some registered shareholders hold their Ordinary Shares in certificate form. If any of a shareholder’s Ordinary Shares are held in certificate form, that shareholder will receive a transmittal letter from the Company’s transfer agent as soon as practicable after the effective time of a reverse share split. The transmittal letter will be accompanied by instructions specifying how the shareholder may exchange their certificates representing the pre-reverse-split Ordinary Shares for a statement of holding. Beginning at the effective time of a reverse share split, each certificate representing pre-reverse-split Ordinary Shares will be deemed for all corporate purposes to evidence ownership of post-reverse-split Ordinary Shares.

Certain Risks and Potential Disadvantages Associated with a Reverse Share Split

A reverse share split could result in a significant devaluation of our market capitalization and the trading price of our Ordinary Shares.

We cannot assure you that a reverse share split, if implemented, will increase the market price of our Ordinary Shares in proportion to the reduction in the number of issued and outstanding Ordinary Shares or result in a permanent increase in the market price. Accordingly, the total market capitalization of our Ordinary Shares after a reverse share split may be lower than the total market capitalization before the reverse share split.

Even if we effect a reverse share split, we will still be subject to the continued listing requirements of the Nasdaq Stock Market.

Even if the market price per Ordinary Share on a post-reverse share split basis remains in excess of $1.00 per share, we may be delisted from the Nasdaq Global Market due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum shareholders’ equity, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of round lot holders.

A reverse share split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

A reverse share split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-reverse share split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 Ordinary Shares.

The reduced number of Ordinary Shares resulting from a reverse share split could adversely affect the liquidity of our Ordinary Shares.

Although the anticipated increase in the market price of Ordinary Shares could encourage interest in our Ordinary Shares and possibly promote greater liquidity for our shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding and potential decrease in trading volume after the reverse share split.

Interests of Certain Persons

Certain of our executive officers and directors have an interest in this Proposal as a result of their ownership of Ordinary Shares. However, we do not believe that our executive officers or directors have interests in this Proposal that are different than or greater than those of any of our other shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve one or more reverse share splits of the Company’s ordinary shares, no par value, at an aggregate ratio in the range of 1-for-2 to 1-for-1,000, with the exact ratio and effective date of any reverse share split to be determined by the Company’s Board of Directors, and related amendments to the Company’s Amended and Restated Articles of Association, including reducing the Company’s authorized share capital by a corresponding proportion in connection with each reverse share split.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and, in accordance therewith, files reports and other information with the SEC. Such reports and other information filed by the Company with the SEC are available free of charge on the SEC’s website at www.sec.gov.

The Company is incorporated under the laws of the State of Israel and is governed by the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). As a foreign private issuer, the Company is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including the proxy solicitation rules under Sections 14(a) and 14(c) of the Exchange Act and the related rules and regulations. This Proxy Statement has been prepared in accordance with the Israeli Companies Law and is furnished to the SEC under cover of Form 6-K.

The contents of any website referenced herein are not a part of this proxy statement, and the inclusion of any website address in this proxy statement is an inactive textual reference only.

* * *

Tel Aviv, Israel

August 17, 2026